Baker & McKenzie LLP

2300 Trammell Crow Center
2001 Ross Avenue
Dallas, Texas 75201
United States

Tel: +1 214 978 3000
Fax: +1 214 978 3099
www.bakermckenzie.com

Albert G. McGrath, Jr.

Tel: +1 214 978 3028

albert.g.mcgrath@bakernet.com

October 30, 2012
Mellissa Campbell Duru Special Counsel United States Securities & Exchange Commission Office of Mergers & Acquisitions Washington, DC 20549-3628
Gold Reserve Inc. Schedule TO-I Filed September 18, 2012 File No. 5-78278
Dear Ms. Duru:

On behalf of our client, Gold Reserve Inc. (“Gold Reserve” or the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter of September 27, 2012 relating to the above-referenced Schedule TO-I (the “Schedule TO”).  This response does not address the first comment, which was addressed in our letters dated October 5, 2012 and October 15, 2012.  To facilitate your review, we have repeated each of the comments (other than the first) in italics followed immediately by the response of Gold Reserve to that particular comment.  Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Schedule TO.

General

Item 6.  Purposes of the Transaction and Plans or Proposals

2.         The disclosure requirements set forth in Item 6 of SCH TO refer to disclosure required pursuant to Item 1006(c) in its entirety.  Please clarify your disclosure and revise to include disclosure regarding all possible plans of the bidder.

In response to Item 1006(c), the Company discloses its intention to redeem Notes that are not tendered to the Company.  The Company further addresses the prospective redemption in response to Comment 10 below.

Notice

Summary, page 1

3.         Please add a question and answer that clarifies why there is a difference in the pro rata portion of the aggregate amount of the CVR Other Holders will be entitled to participate in pro rata (i.e. 0.07% versus Larger Holders’ 5.465%).  Explain supplementally how this amount is determined.

We respectfully disagree with the Staff’s conclusion that there is any difference in the pro rata portion to be shared among the Holders, as the apportionment is based on the outstanding principal amount of the Notes. Accordingly, we respectfully suggest that the suggested question and answer would not be appropriate.  We explained supplementally in our letters dated October 5, 2012 and October 15, 2012 how the allocations were calculated as among defined groups of Holders.  Further, disclosure has been made by the Company that affirmatively states the Company’s intention that all Holders that tender their Notes will receive a pro rata share of the CVR based on the principal amount of Notes tendered.  Please see the discussion under the caption “The Offer.”

What does the board of directors of GR think of the Offer…,  page  1

4.         Please fill in all blanks, inclusive of cross references to disclosure appearing elsewhere in the Offer to Purchase.

The blanks have been filled in.

What are you offering to pay and what is the form of consideration…page   1

5.         Please supplement the disclosure in the last sentences under this heading to clarify that holders should tender assuming the value of the CVR could be zero.

The Company has included a risk factor that discloses that the value of the CVR could be zero and has cross referenced the risk factor under the heading in the Summary referenced in Comment 5.  Please see the disclosure under the caption “Risk Factors – You may not receive any payment on the CVR.”

When does the Offer expire…,  page  2

6.         The current expiration time of 5:00 pm on October 16, 2012 results in the offer not being open for 20 “business days” as such term is defined in Rule 13e-4(a)(3).  Please revise the offer accordingly.  Please also revise references to the withdrawal right period consistent with this comment.  Refer to Rule 13e-4(f)(1)(i).

The Company has twice extended the expiration time, initially to October 26, as announced in the press release filed as an exhibit to the Amendment to Schedule TO filed on October 17, 2012 and subsequently to November 5, 2012, as announced in its press release dated October 29, 2012.

If I accept the Offer and surrender my Notes, when will I receive the Offer Consideration…, page 2

7.         You disclose that cash will be delivered promptly but the remaining Offer Consideration will be delivered “as promptly as practicable”.  On page 16, you disclose that all components of the Offer Consideration (including cash), will be delivered  “as soon as practicable after the expiration date.” This timeframe for payment appears to be inconsistently described.  Also, the timeframe for delivery of payment appears to be inconsistent with the prompt payment requirements set forth in Rule 14e-1 (c).  Please revise and advise.

The Company has revised the timeframe for delivery of payment so that it is consistent with the prompt payment requirement set forth in Rule 14e-1(c).

8.         Please refer to our comment above.  Please provide your analysis of how delivery of the CVR component of the consideration complies with the prompt payment requirements set forth in Rule 14e-1(c).  We may have further comment.

The Company intends to deliver the CVR component with promptly pursuant to Rule 14e-1(c). Disclosures have been revised accordingly under the caption “The Offer.”

If I do not surrender my Notes to participate in the Offer, will I continue to be able to exercise my conversion rights… ,  page  3

9.         Please disclose the anticipated timeframe holders who do not tender may seek to convert their Notes given your stated intention to redeem any Notes not tendered.

Holders of Notes have the right under the Indenture to convert their Notes at any time into Class A common shares of the Company at the conversion rate of 132.626 shares per $1,000 principal amount (equivalent to a conversion price of $7.54). Please see the disclosure under the caption “Information Concerning the Outstanding Notes – Conversion Rights of Notes.”

10.       Further to our comment above.  Supplementally confirm that any redemption rights the company exercises will be in accordance with the prohibitions on redemption set forth in Rule 13e-4(f)(6).

The Company confirms supplementally that any redemption rights that the Company exercises will be in accordance with the prohibitions on redemptions set forth in Rule 13e-4(f)(6).

Risk Factors, page 4

11.       Clarify the material risks associated with the CVR, including for example, the difficulty in valuing the CVR, the risk that the value of the CVR could be zero and the risk associated with the CVR being potentially payable in various forms (i.e., cash, securities, or “other consideration”) based on the terms of any potential arbitration award.

Disclosures of material risks associated with the CVR have been included in the Company’s amendment to its Schedule TO under the caption “Risk Factors.”

Failure to prevail in the arbitration proceedings…,  page  4

12.       We note the increase in expenses related to arbitration from approximately $2.6 million as of March 30, 2012 to approximately $6.6 million for the period ended June 30, 2012. Please reference such expenses in this risk factor and disclose how such expenditures impact the potential value of any possible arbitration award and corresponding CVR.

The Company has included disclosures in an additional risk factor under the caption “Risk Factors – Expenses associated with the arbitration proceedings could materially adversely affect the values of any award and the CVR to be issued by the Company.”

Important Information Concerning the Offer, page 7

1.2.  Ratio of Earnings, page 7

13.       Please clarify the periods being presented.  Consistent with the requirements in Item 1010 (c) of Regulation M-A, please provide the ratio for the periods required, including the most recent interim period.  Please also see our subsequent comment.

The Company has provided in its amendment the ratio for the periods required, including the most recent interim period.  Please see the disclosures under the captions “Important Information Concerning the Offer – Ratio of Earnings.”

Capitalization, page 8

14.       Refer to Item 10 of SCH TO and Item 1010 of Regulation M-A.  Please revise to provide complete summarized financial information as required by Item 10 of Schedule TO.  In this regard, we note that you have not provided comparative year-to-date income statements or statement of cash flows.  Refer to telephone interpretation H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying.

The Company has provided in its amendment summarized financial information required by Item 10 of Schedule TO.  Please see the disclosures under the caption “Important Information Concerning the Offer – Summary Selected Financial Data.”

Pro Forma Financial Information, page 9

15.       We refer to outstanding comments issued on June 14, 2012 with respect to your prior repurchase offer that expired on June 15, 2012.  Please advise us supplementally of whether the current presentation of pro forma financial information, as updated to reflect events that have occurred since the prior offer, addresses comments raised by the staff in the June 14, 2012 letter.

The Company has updated in its amendment its presentation of pro-forma financial information to reflect events that have occurred since the prior offer and to address comments raised by the Staff in its June 14, 2012 letter.

The Offer, page 14

16.       Similar to disclosure provided in the Repurchase Offer in June 2012, please include a chart that depicts hypothetical amounts payable with respect to the CVR to holders of the remaining 1.3% of Notes assuming the 0.07% possible payout percentage.  Please ensure the hypothetical chart presents a range of assumed awards and expenditures that are updated to reflect any developments since June regarding the arbitration award, value of the mining data and expenditures or fees.

The Company has included in its amendment to the Schedule TO a chart that depicts hypothetical amounts payable with respect to the CVR.  Please see the disclosure under the caption “The Offer.”

17.       You disclose that the CVR may be cash, commodities, bonds, shares or “any other consideration received by the Company as a result of the Arbitration Award…” Please explain what “other” types of consideration” are reasonably likely to be received. Further, consistent with a prior comment, please outline the unique risks attendant with various forms of consideration.

At this time, the Company does not know, or have a basis upon which to estimate, other types of consideration that the Company may receive, if any.  The Company believes that any discussion would be speculative. The Company has included disclosure regarding the risks relating to the CVR under the caption “Risk Factors – You may not receive any payment under the CVR.”

18.       To provide context to the disclosure provided about the CVR, please add more details regarding the valuation to be used in assessing the CVR components.  Also, advise us of the approximate range in value of the mining data and whether any assessment of the valuation of this as an asset has occurred.  We may have further comment.

The Company believes that any valuation of the CVR would be speculative given the uncertainty of arbitration.  Nonetheless, the Company has included in its amendment to Schedule TO the chart and accompanying disclosure described in the response to Comment 16.

19.       Please revise to set forth the procedures that will be followed in the event of an extension or amendment to the offer.  Confirm your obligation to amend the offer in accordance with Rule 13e-4(e)(3) and Rule 14e-1(d).

The Company has extended the expiration date offer as noted in our response to Comment 6 above.  The Company’s amendment to the Offer is subject to the requirement of Rule 13e-4(e)(3) and Rule 14e-1(d).

20.       Please see our comment above.  In light of the potential revisions to the disclosure document, please clarify supplementally how you intend to disseminate material revisions that are made.

The revisions to the Schedule TO have been disseminated by the filing of Amendment No. 2 electronically on EDGAR. Additionally, the Company has mailed the revised materials to all Holders.

Comparison of Rights Among Common Stock, the Notes and the Modified Notes, page 17

21.       For each of the subheadings in this section, please supplement the disclosure and include a comparison of the features of the CVR.

The Company has included in its amendment to Schedule TO a comparison of the features of the CVR.  Please see the disclosure under the caption “Comparison of Rights Among the Notes, the Modified Notes, the Common Stock and the CVR.”

22.       We note that the CVRs issued to Large Noteholders pursuant to the Second Amended and Restated Subordinated Agreement were certificated.  Please clarify, if true, that the CVRs to be issued to Other Holders will be certificated and whether they are transferable.  We may have further comment.

The CVRs have not yet been issued to the Large Noteholders.  Each CVR will be certificated.

23.       Please include disclosure that identifies here or that cross-references disclosure elsewhere regarding the risks associated with the CVR, which include but are not limited to:

•          the actual value of the CVR could vary based on the form of payment potentially receivable;

•          CVR holders will have no greater rights against you than those accorded to general unsecured creditors under applicable law;

•          CVRs may be subordinated in right of payment to all of your secured obligations to the extent of the collateral securing such obligations;

•          the CVRs will be effectively subordinated in right of payment to all existing and future indebtedness;

•          the fees and deductions associated with the litigation in Venezuela may be large and could significantly impact the total pay-out associated with the CVR; and,

•          the risk that the sale of  mining data may not occur and/or the data may be deemed worthless.

The Company has included in its amendment to Schedule TO disclosure regarding the risks associated with the CVR.  Please see the additional risk factors inserted under the caption “Risk Factors.”

24.       Please supplement the disclosure to reference, if applicable, the “additional cash consideration” payable to each holder based on the holder’s pro rata percentage of Notes restructured pursuant to the Offer in an aggregate amount of up to $1 million.

Below is a calculation regarding the additional cash consideration payable to each holder assuming all notes are tendered.

	Notes	% of	Additional	Per
Holder	Tendered	Tendered	Consideration	1,000
Large Noteholders	$ 84,367,000	98.7%	$ 987,361	$ 11.70
Remaining	$ 1,080,000	1.3%	$ 12,639	$ 11.70

*          *          *

In response to your request, Gold Reserve previously authorized us to acknowledge on its behalf that:

•          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at 214 978 3028.

Regards,
Baker & McKenzie LLP /S/ Albert G. McGrath, Jr.
Albert G. McGrath, Jr.